5-7-02

MAY 7 2002

EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 7, 2002

BBVA Banco Francés S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA

(Jurisdiction of Incorporation)

Reconquista 199, 1006
Buenos Aires, Argentina

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO FRANCÉS S.A.

TABLE OF CONTENTS

BBVA Banco Francés

CONTACT:

María Elena Siburu de López Oliva
Investor Relations Manager
Phone: (5411) 4341 5035
E-mail: mesiburu@bancofrances.com.ar

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

BBVA BANCO FRANCES (NYSE:BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FOURTH QUARTER EARNINGS FOR FISCAL YEAR 2001

Information on this press release consolidates only banking activities on a line by line basis. The Bank's interest in the Consolidar Group is accounted for by the equity method; the holdings and results are included in Investments in other companies and Income from equity investments, respectively.

Condensed Income Statement (1)

in $ thousands except income per share, income per ADS and percentages	FY 2001	FY 2000	% Change
Net Financial Income	663,063	604,232	9.74%
Provision for loan losses	(512,229)	(135,005)	279.41%
Net income from services	257,581	246,565	4.47%
Administrative expenses	(514,627)	(514,935)	-0.06%
Operating income	(106,212)	200,857	-152.88%
Income (loss) from equity investments	40,435	25,059	61.36%
Income (Loss) from Minority interest	(4,813)	(993)	384.69%
Other income/expenses	92,701	4,302	2054.83%
Income tax	(7,997)	(62,472)	-87.20%
Net income for the period	**14,114**	**166,753**	**-91.54%**
Net income per share (2)	**0.07**	**0.80**	**-91.54%**
Net income per ADS (3)	**0.20**	**2.39**	**-91.54%**

(1) Exchange rate: 1 Ps. = 1 US$

(2) Assumes 209,631,892 ordinary shares outstanding.

(3) Each ADS represents three ordinary shares.

The structural strengths of BBVA Banco Frances and the consolidation of its business model materialized in results for fiscal year 2001 which enabled the Bank to provision an excess of $374 million to protect against eventual future losses derived from the country's deep economic crisis. Net income for the fiscal year remained in $14.1 million with Stockholders equity totaling $941.8 million, 6.8% lower than Stockholders equity as of December 31, 2000; Total assets amounted to $9,599 million as of December 31, 2001, and the ratio of Total liabilities to Stockholders equity reached 9.2x.

The difficult environment prevailing in Argentina during 2001 - with increasing volatility, high interest rates and deposits outflow - conditioned the Bank's growth and profitability, though not limiting the

Bank's business leadership vocation. The political crisis weakened the financial situation of the country and the possibility to receive further funds promised by the IMF; this put under preassure the confidence of the people who felt their own savings being jeopardized by a second Bonex Plan and caused a run on deposits in the financial system - 18%. The outflow was followed by the freeze of bank deposits mandated by the Government with a sudden compulsory use of other banking services - such as the electronic tranfers of funds, checks and credit and debit cards - to replace the use of cash money. Hence the decrease in volumes was partly compensated by spread and by fees.

Banco Francés focused its performance during 2001 on cost reduction and on achieving higher efficiency through the use of technology maximizing sales efficacy with the offer of adequate products and improved quality of service. The main concern of Banco Francés, however, was the strict follow-up of the quality of the loan portfolio, given the deterioration of the economic environment. The Bank had no significant exposure to companies which have filed for company protection during this fiscal year and managed to collect loans internally classified as higher risk. Nevertheless, the $374 million charge accounted for in excess during FY2001 would go towards offsetting any future losses.

On the back of its business model and the solid image of Banco Francés in the domestic market, the Bank outperformed the market benefiting from a flight to quality process, and increased deposits market share to 9.0% as of December 2001 from 8.8% a year ago. Mortgage loans, new mutual funds and an innovate package of products were offered to the consumer segment during the first semester to be discontinued in the second part of the year when the outflow of deposits restricted the commercial performance of the Bank. As for middle market segment, the new Middle Market network with 35 branches enabled the Bank to address the financial needs of small and middle-sized companies, with a strict selection of the risk assumed; again, illiquidity conditions and risk concerns translated into a decrease in the middle market loan portfolio in the second semester of 2001. Loans to large corporations showed a decreasing trend during the fiscal, given the hike in interest rates and their ability to switch into more convenient sources of funds. Moreover, the Bank consolidated its leadership in alternative channels which represented a gain in efficiency and quality of service to the organization.

Net income for fiscal year 2001 was negatively impacted by a decrease in the Operating income of the Bank due to the previously mentioned excess in provisions for loan losses. Net financial income showed both the effects of a highly volatile spread and a change in the composition of risk assets. While Private sector loans decreased, as we have already mentioned, due to recession, high interest rates and illiquidity, the Public sector increased the demand of funds in the local market. The spread moved from 5.4% as of December 2000 to 6.0% and 6.3% as of June and September 2001 quarter, to end at 5.1% as of December 2001, after the last government swap. As for expenses, Administrative expenses remained under control benefiting from the Bank's modern technology and improved productivity. Net income from services showed a slight improvement mainly related to capital markets activities and to the increase in fees related to the compulsory process of the use of banking services in the last part of the year.

It should be mentioned that in the current fiscal year Banco Francés decided to account for the income tax by the deferred income tax method, which should become mandatory in 2003 according to Argentine GAAP (rules promulgated by the Profesional Committee of Economic Science - Consejo Profesional de Ciencias Económicas). Deferred tax assets or liabilities are recorded for temporary differences between the accounting and tax basis of assets and liabilities. During the last quarter the Bank accounted for a fiscal credit of aprox. $ 66 million, composed by a loss of $ 59 million recorded in Adjustment to prior-year income and a gain of $ 125 million mainly related to the temporary difference between the accounting and tax basis of the excess in provisions for loan losses and for fiscal exceptions regarding Government guaranteed loans.

FOURTH QUARTER EARNINGS

Condensed Income Statement (1) *in $ thousands except income per share, income per ADS and percentages*	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Net Financial Income	138,043	171,862	152,089	-19.68%	-9.24%
Provision for loan losses	(389,596)	(48,760)	(30,251)	699.01%	1187.88%
Net income from services	68,534	58,468	62,674	17.22%	9.35%
Administrative expenses	(131,229)	(127,212)	(128,023)	3.16%	2.50%
Operating income	(314,248)	54,358	56,489	-678.11%	-656.30%
Income (loss) from equity investments	22,841	5,518	4,867	313.94%	369.30%
Income (Loss) from Minority interest	(2,683)	(359)	(973)	647.35%	175.75%
Other income/expenses	128,347	(30,201)	3,903	-524.98%	3188.42%
Income tax	41,020	(4,183)	(23,696)	-1080.64%	-273.11%
Net income for the period	**(124,723)**	**25,133**	**40,590**	**-596.25%**	**-407.28%**
Net income per share (2)	**-0.59**	**0.12**	**0.19**	**-596.25%**	**-407.28%**
Net income per ADS (3)	**-1.78**	**0.36**	**0.58**	**-596.25%**	**-407.28%**

(1) Exchange rate: 1 Ps. = 1 US$

(2) Assumes 209,631,892 ordinary shares outstanding.

(3) Each ADS represents three ordinary shares.

Net income for the quarter ended December 31, 2001 amounted to ($124.7) million. As previously mentioned, such loss is mainly explained by the $335 million excess provisioning accounted for during the December quarter amid critical economic conditions. Operating income was also negatively impacted by a 19.7% decrease in Net financial income - mainly related to last November government swap - and a slight increase in Administrative expenses partly offset by an increase in Net income from services. Growth in Other income / expenses, as already mentioned, is mainly explained by the $125 million gain related to the aplication of the deferred tax method.

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Return on Average Assets (1)	-4.91%	0.90%	1.75%	-644.47%	-380.33%
Return on Average Shareholders´Equity (1)	-49.58%	9.50%	20.56%	-621.84%	-341.14%
Net fee Income as a % of Operating Income	33.18%	25.38%	29.18%	30.69%	13.69%
Net fee Income as a % of Administrative Expenses	52.22%	45.96%	48.96%	13.63%	6.67%
Adm. Expenses as a % of Operating Income (2)	63.53%	55.23%	59.61%	15.02%	6.57%

(1) Annualized

(2) Adm.Expenses / Net financial income + Net income from services

Net financial Income:

The 19.7% decrease in Net financial income as compared to the quarter ended September 30, 2001 is mainly explained by an 140 b.p. decrease in spread together with stable volumes and a $2.7 million trading loss. During the present quarter Argentina went through a political and social crisis on top of a deepened three years recession that ended up in a strong deposit outflow which was stopped by the controversial freeze on deposits applied by the Argentine government. As shown in the chart below including average balances, Total deposits in Banco Francés decreased 2.9% during the quarter - $216 million – mainly driven by an 8% - $ 422 million - decrease in time deposits partly offset by a 21% - $183 million – increase in current accounts. Due to a lack of confidence in the Argentine government some deposits were withdrawn from the Bank - part remained in safety boxes in Banco Francés - or moved to the bank's foreign subsidiaries - mainly in Uruguay and Cayman; later, in December, with capital controls and restrictions on transfers abroad, uncertainty on the new measures led depositors to use saving accounts rather than time deposits.

Average balances, Yield and Rates	4th. Quarter 2001			3 rd.Quarter 2001			4 th.Quarter 2000		
(in thousands of pesos)	Average	Interest	Rate	Average	Interest	Rate	Average	Interest	Rate
Interest - earning assets	9,465,674	283,908	11.9%	9,526,334	320,092	13.3%	10,364,761	295,988	11.2%
-Loans to private sector	3,719,487	162,382	17.3%	4,045,337	163,935	16.1%	4,547,841	158,425	13.6%
-Loans to financial sector	486,949	4,826	3.9%	348,054	4,790	5.5%	662,375	11,635	6.9%
-Loans to public sector	2,718,396	66,475	9.7%	1,066,825	51,057	19.0%	1,667,317	62,096	14.6%
-Securities in Investment Account	993,412	33,141	13.2%	2,521,994	85,614	13.5%	1,367,439	34,047	9.7%
-Securities applied to LRR	205,913	4,721	9.1%	213,537	4,812	8.9%			
-Other earning assets	1,341,517	17,005	5.0%	1,330,586	15,008	4.5%	2,119,789	34,948	6.5%
-Taxes		-4,641			-5,123			-5,162	
Interest - bearing liabilities	8,227,403	164,156	7.9%	8,672,243	167,495	7.7%	9,688,140	154,382	6.2%
-Interest - bearing deposits	7,213,766	146,898	8.1%	7,429,617	145,504	7.8%	7,888,903	117,984	5.9%
Current accounts	1,050,830	9,057	3.4%	868,215	5,608	2.6%	692,898	713	0.4%
Saving accounts	1,303,103	6,578	2.0%	1,280,455	7,497	2.3%	1,723,651	12,247	2.8%
Time deposits	4,857,011	131,261	10.7%	5,279,420	132,398	9.9%	5,471,260	105,012	7.5%
Other	2,822	2	0.2%	1,527	0	0.1%	1,093	12	4.2%
-Negotiable obligations	248,873	4,114	6.6%	266,667	4,857	7.2%	402,046	9,350	9.1%
-Subordinated debt	233,935	4,018	6.8%	234,000	4,876	8.3%	239,742	5,022	8.2%
-Other interest - bearing liabilities	530,828	9,125	6.8%	741,959	12,256	6.6%	1,157,449	22,026	7.4%
NET INCOME / SPREAD	9,465,674	119,752	5.0%	9,526,334	152,599	6.4%	10,364,761	141,606	5.4%
-Trading gains	55,007	-2,754	-19.9%	166,001	-1,281	-3.1%	154,136	3,185	8.1%
-Other		21,044			20,544			7,298	
NET FINANCIAL INCOME		138,043			171,862			152,089	

On the side of average risk assets, there was a shift from bonds in the Investment account into loans to the Public Sector, which grew 155% - $1.652 million. Such increase is related to the participation of the Bank in the U$S 50,000 million Government swap transaction on November 6, 2001. Loans to the private sector decreased 8% during the quarter mainly driven by corporate loans which were collected due to liquidity restrictions. As for the consumer segment, loans to individuals showed a 3.8% decrease - $51 million -, with a 9% and a 4.2% decrease in mortgage and personal loans, respectively. Loans to the financial sector showed a 40% increase - $139 million.

Spread deterioration is mainly related to a lower average interest rate on earning assets, which moved from 13.3% in the September 2001 quarter to 11.9% in the present quarter driven by a 930 b.p. reduction in the average rate of the Public sector loan portfolio Following the already mentioned swap transaction some $2,400 million securities held in the investment account at a 13.6% average rate were exchanged for new loans to the Public sector at a Libor + 3; loans to provincial governments were also renegotiated at the Libor + 3 rate. Average cost of liabilities moved from 7.7% in the previous quarter to 7.9% in the December quarter.

Total loan portfolio:

The chart below shows the composition of the loan portfolio in monthly balances.

	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
in $ thousands except percentages	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Net total loans	**6,873,361**	**4,940,411**	**6,497,508**	**39.13%**	**5.78%**
Advances	924,153	948,339	971,238	-2.55%	-4.85%
Notes discounted and purchased	360,979	354,214	452,576	1.91%	-20.24%
Consumer Mortgages	756,743	787,956	765,937	-3.96%	-1.20%
Personal loans	385,292	411,361	477,081	-6.34%	-19.24%
Credit cards	245,299	236,791	277,595	3.59%	-11.63%
Secured with chattel mortgages	30,394	27,531	41,183	10.40%	-26.20%
Loans to financial sector	389,021	407,010	324,350	-4.42%	19.94%
Loans to public sector	3,426,425	1,034,743	1,991,654	231.14%	72.04%
Other	937,984	956,559	1,400,512	-1.94%	-33.03%
Less: Allowance for loan losses	(582,929)	(224,093)	(204,618)	160.13%	184.89%

Government and Private Securities

The following chart shows total exposure of the Bank in government and private securities as of December 31, 2001, including repurchase agreement transactions:

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Holdings	**739,208**	**3,014,748**	**1,279,468**	**-75.48%**	**-42.23%**
Trading	346,448	209,212	214,312	65.60%	61.66%
Liquidity Requirements	-	-	-	-	-
Investment Accounts	4,226	2,268,543	616,875	-99.81%	-99.31%
Investment Accounts(RML)	-	145,958	-	-100.00%	-
Other fixed income securities	388,534	391,035	448,281	-0.64%	-13.33%
Repurchase Agreements	**24,918**	**117,793**	**703,909**	**-78.85%**	**-96.46%**
B.C.R.A. (Reverse repo)	-	-	-	-	-
Trading (Reverse repo)	-	-	-	-	-
Investment Accounts (reverse repo)	24,918	117,793	703,909	-78.85%	-96.46%
Trading (Reverse repo)	-	-	-	-	-
Net Position	**764,126**	**3,132,541**	**1,983,377**	**-75.61%**	**-61.47%**
Trading	346,448	209,212	214,312	65.60%	61.66%
Investment Accounts	29,144	2,532,294	1,320,784	-98.85%	-97.79%
Other fixed income securities	388,534	391,035	448,281	-0.64%	-13.33%

N.B.: Other Fixed Income Securities includes $212 million of National Government Bonds (2002) applied to Liquidity Reserve Requirements.

Income from Securities and short term investments

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Income from securities and short-term investments	**49,818**	**99,399**	**49,505**	**-49.88%**	**0.63%**
Trading account	(2,754)	2,859	2,926	-196.31%	-194.11%
Investment account	33,141	85,614	34,047	-61.29%	-2.66%
Oher fixed income securities	19,431	10,926	12,532	77.84%	55.05%

The decrease in the Net position of Public Bonds is related to Banco Francés' participation in the U$S 50,000 million bond swap carried out by the Argentine Government in November 2001. As part of such transaction the Bank swapped some U$S 2,400 million securities and some U$S 600 million provincial loans for new loans accounted for in the Public sector loan portfolio. Thus the net position of securities decreased to $764 million as of December 31, 2001. Income from securities and short-term investments decreased 49.9% as compared to the previous quarter, mainly due to the decrease in volumes.

Funding Sources:

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Total deposits	**6,973,375**	**7,648,135**	**8,046,222**	**-8.82%**	**-13.33%**
Current accounts	1,392,457	913,152	526,864	52.49%	164.29%
Saving accounts	2,163,602	1,087,085	1,755,147	99.03%	23.27%
Time deposits	3,122,489	5,576,261	5,661,940	-44.00%	-44.85%
Other	294,827	71,637	102,271	311.56%	188.28%

During the present quarter, following the market's behavior, the Bank showed a 8.8% decrease in Total deposits with a 12.1% decrease in the domestic market, thus maintaining market share. As for the last 12 month-period, BBVA Banco Francés outperformed the market increasing its market share from 8.8% as of December 2000 to 9% as of December 2001.

The Bank is the third most important player in the asset management industry, with a 13.2% market share as of December 31, 2001; mutual funds were also impacted by the crisis and money withdrawals and the funds administrated by Banco Francés decreased from $ 950 million as of September 2001 to $ 506 by the end of December. Should we include mutual funds together with deposits, BBVA Banco Francés' market share decreased slightly from 9.3% in December 2000 to 9.2% in December 2001.

Other Funding Sources:

Other funding sources decreased 11.9% during the quarter; lines from other banks contracted 13.3% while Negotiable Obligations decreased 16.6%, mainly due to the maturity of some $50 million senior debt.

Other funding sources decreased 10.9% as compared to the same quarter of fiscal year 2001.

in $ thousands	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Lines from other banks	394,907	455,354	295,713	-13.27%	33.54%
Negotiable Obligations	250,000	299,711	448,553	-16.59%	-44.27%
Subordinated Debt	230,244	238,173	237,869	-3.33%	-3.21%
Total other funding sources	**875,151**	**993,238**	**982,135**	**-11.89%**	**-10.89%**

Asset Quality:

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Nonaccrual loans (1)	304,706	263,427	265,628	15.67%	14.71%
Allowance for loan losses	582,929	224,093	204,618	160.13%	184.89%
Nonaccrual loans/net total loans	4.09%	5.10%	3.96%	-19.88%	3.11%
Allowance for loan losses/nonaccrual loans	191.31%	85.07%	77.03%	124.89%	148.35%
Allowance for loan losses/net total loans	7.82%	4.34%	3.05%	80.17%	156.07%

(1) Nonaccrual loans include all loans to borrow ers classified as "Problem", "deficient Servicing", "High Insolvency Risk", "difficult Recovery", "Irrecoverable" and "Irrecoverable for Technical decision" according to the new Central Bank debtor classification system.

Asset quality has been a main concern for Banco Frances after the merger in 1998 and the hard work done by the Bank has been successful in controlling the risk assumed and reducing the non-performing loan portfolio. Since mid 2001 the Risk Area reviewed almost 90% of the corporate loans outstanding to evaluate and classify the risk, taking the necessary steps to minimize default situations in the private sector. Furthermore, the Bank decided to complete, during the December quarter, a $335 million excess provisioning that Management believes would protect the Bank against potential loan losses derived from the present crisis. The coverage ratio - Allowance for loan losses / Total non-performing loans - increased to 191.3%. As for Non-performing loan portfolio, the 16% increase is mainly explained by the current situation of illiquidity with the consequent deterioration of the payment system. The Non-performing ratio stood at 4.09%, after the significant growth of the denominator -Total loan portfolio – due to the government bond swap transaction.

It is important to note that the non-performing ratio of the Bank, on excluding the consumer loan portfolio of its subsidiary Credilogros Compañía Financiera, decreases to 3.9% as of December 2001, with an 198.3% coverage ratio.

Bad loans recoveries amounted to $10 million in this last quarter, ended December 31, 2001.

The following chart shows the evolution of Allowance for loan losses:

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Balance at the beginning of the quarter	224,093	208,920	216,258	7.26%	3.62%
Provision for loan losses	385,596	48,760	30,251	690.80%	1174.66%
Charge-offs	(26,760)	(33,587)	(41,891)	-20.33%	-36.12%
Balance at the end of the quarter	582,929	224,093	204,618	160.13%	184.89%

Income from services net of other operating expenses

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Net income from services	**68,534**	**58,468**	**62,674**	**17.22%**	**9.35%**
Service charge income	**80,672**	**71,011**	**74,105**	**13.61%**	**8.86%**
Service charges on deposits accounts	30,525	27,817	25,456	9.74%	19.91%
Credit and operations	14,625	13,480	14,291	8.50%	2.34%
Insurance	2,101	2,213	1,999	-5.06%	5.10%
Capital markets and securities activities	14,604	8,823	14,378	65.52%	1.57%
Fees related to Foreign trade	1,678	1,884	1,721	-10.97%	-2.55%
Other fees	17,139	16,793	16,259	2.06%	5.41%
Services Charge expense	**(12,139)**	**(12,543)**	**(11,431)**	**-3.23%**	**6.19%**

Net income from Services increased 17.2% and 9.4% as compared to the September 2001 and December 2000 quarter, respectively.

The increase with respect to the previous quarter is mainly explained by higher capital markets fees - that in the present quarter include $8.5 million related to the role of BBVA Banco Francés as joint lead manager in the July's government bond swap transaction. The increase in fees related to service charges on deposits accounts and credit cards is mostly due to recent government measures which incorporated more people to the use of banking services. People has been blocked from withdrawing cash deposits above a 1,500 pesos a month limit since December so the use of checks, debit cards and credit cards has become the payment instrument replacing the use of cash.

The 9.4% increase as compared to the same quarter of the previours fiscal year mainly due to an increase in fees from Services charges on deposits accounts and credit card commissions.

Administrative expenses

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Adminitrative expenses	**(131,229)**	**(127,212)**	**(128,023)**	**3.16%**	**2.50%**
Personnel expenses	(73,259)	(70,882)	(71,392)	3.35%	2.62%
Electricity and Communications	(5,087)	(4,664)	(5,445)	9.07%	-6.57%
Advertising and Promotion	(5,769)	(4,808)	(4,769)	19.99%	20.97%
Honoraries	(2,575)	(3,377)	(2,135)	-23.75%	20.61%
Taxes	(4,825)	(4,687)	(3,766)	2.94%	28.12%
Organization and development expenses	(9,552)	(9,703)	(10,090)		
Amortizations	(6,188)	(6,072)	(5,655)	1.91%	9.43%
Other	(23,974)	(23,019)	(24,771)	4.15%	-3.22%

Administrative expenses continued under control, showing a slight increase during the fourth quarter of fiscal year 2001. The 3.2% increase in total expenses as compared to the previous quarter is mainly due to higher personnel expenses - related to a 400 b.p.increase in social charges as of August 2001 and an extraordinary compensation for the excess work required to implement the compulsary use of banking services established by the Government - an increase in advertising and promotion and higher other expenses, partly offset by lower honoraries expenses.

As of December 31, 2001 the Bank had 5,047 employees - including subsidiaries in Argentina - and a network of 303 branches plus 40 Credilogros offices, complemented by alternative channels. The Bank's work in improving efficiency and productivity resulted in a staff reduction of 250 people during 2001, including, with priority, those people illegible for an anticipated pension plan. Staff working at central areas decreased from 51% in August 1997 (the moment of the merger) to 35% in December 2001.

The efficiency ratio of the Bank was 63.5% as of the end of the present fiscal year.

Other Income/expenses:

Other Income/expenses for the last quarter amounted to $128.3 million, mainly explained by a $125 million gain due to the temporary difference between the accounting and tax basis of the excess in provisions for loan losses.

Income from equity investments

Income from equity investments sets forth net income from related companies not required to be consolidated. As previously mentioned the Consolidar Group is included in this account. As of December 31, 2001 income for the quarter from the Consolidar Group amounted to $ 26.6 million as compared to $6.4 million in the September 2001 quarter and $ 3.4 million in the December 2000 quarter. It should be mentioned that during this last quarter the Consolidar Group also moved into the deffered method accounting of the income tax which resulted in a fiscal credit of aprox. $25 million registered during fiscal 2001.

Capitalization:

	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
in $ thousands except percentages	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Capital Stock	209,631	209,631	209,631	0.00%	0.00%
Non-capitalized contributions	343,215	343,215	343,215	0.00%	0.00%
Adjustments to stockholders equity	36,428	40,716	45,975	-10.53%	-20.77%
Subtotal	589,274	593,562	598,821	-0.72%	-1.59%
Reserves on Profits	195,837	195,837	159,784	0.00%	22.56%
Unapropiated retained earnings (1)	156,652	281,375	251,962	-44.33%	-37.83%
Total stockholders'equity	**941,763**	**1,070,774**	**1,010,567**	**-12.05%**	**-6.81%**

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Central Bank Minimun Capital Requirements	**808,544**	**803,742**	**711,911**	**0.60%**	**13.57%**
Allocated to Asset at Risk	605,037	586,830	618,248	3.10%	-2.14%
Allocated to inmobilized assets	69,018	66,955	71,219	3.08%	-3.09%
Market Risk	867	8,212	3,303	-89.44%	-73.75%
Interest rate Risk	27,150	34,672	19,141	-21.69%	41.84%
Loans to Public sector and securities in investment	106,472	107,073	-	-0.56%	-
Bank Capital Calculated under Central Bank Rules	**1,020,052**	**1,149,132**	**1,094,547**	**-11.23%**	**-6.81%**
Core Capital	927,648	931,935	843,813	-0.46%	9.94%
Supplemental Capital	135,824	266,710	321,057	-49.07%	-57.69%
Deductions	(186,156)	(189,083)	(199,638)	-1.55%	-6.75%
Minority interest	142,736	139,570	129,315	2.27%	10.38%
Excess over Required Capital	**211,508**	**345,390**	**382,636**	**-38.76%**	**-44.72%**
Capital Ratio (BCRA rules)	**16.80%**	**19.50%**	**19.13%**	**-13.82%**	**-12.17%**
Shareholders´Equity as a % of Total Assets	**9.81%**	**9.97%**	**7.97%**	**-1.59%**	**23.11%**

As of December 31, 2001 BBVA Banco Francés had $1,020 million in computable net worth as calculated under Central Bank's requirements, with an excess of $211.5 million over the minimum equity required and a 16.8% capitalization ratio (capitalization ratio considers the Bank's capital calculated under Central Bank's rules as a percentage of Assets at Risk plus Immobilized Assets). It should be noticed that the excess provisioning during 2001 mainly explains the decrease of such ratio from a level of 19.1% as of December 2000.

It should be noted here that the adjustments to prior-years income is mainly related to the accounting by the deffered tax method since the December 2001 quarter. The adjustment of $ (70.75) million is related to $ (59) million corresponding to Banco Francés and $ (11.75) million to the valuation of the participation in other companies -Credilogros Cía. Financiera S.A. and the Consolidar Group - which also incorporated the the income tax accounting by the defferred tax method. As of December 31, 2000 the excess was $383 million over the minimum equity required with a capitalization ratio of 19.13%.

Liquidity ratios:

in $ thousands except percentages	Quarter ended			% Change Qtr ended 12/31/01 vs. Qtr ended	
	12/31/01	09/30/01	12/31/00	09/30/01	12/31/00
Liquid Assets to Total Deposits (1)	20.85%	54.38%	35.03%	-61.65%	-40.47%
Loans to Total Assets	71.61%	46.00%	51.24%	55.66%	39.75%

(1) "Liquid assets" include "Cash & due from banks", "Liquidity requirements", "Government Securities" and "Other banking receivables -BCRA- certificate of deposits".

The decrease in the liquidity ratio during the December quarter, as well as the increase showed in the September quarter, is related to the instrument used to finance the public sector (bonds as of the third quarter and loans as of the fourth one).

BBVA BANCO FRANCES AND THE FINANCIAL SYSTEM

BBVA Banco Francés S.A. is the third largest bank in Argentina in terms of deposits and fifth in total assets, according to recent statistics published by the Central Bank - December, 2001. As of December 31, 2001, the Bank had a total of $6.9 billion and $9.6 billion in deposits and total assets, respectively (consolidated figures). The Bank quotes on the Buenos Aires Stock Exchange, the New York Stock Exchange and on the Madrid Stock Exchange. Based in Buenos Aires, Banco Francés operates a banking network of 303 branches plus 40 offices of its subsidiary Credilogros Compañía Financiera, as of December 2001. The Bank offers financial services in Uruguay and the Cayman Islands through two of its subsidiaries, Banco Bilbao Vizcaya Argentaria Uruguay S.A. (61% owned by BBVA Banco Francés and the remaining 39% owned by BBVA) and Banco Francés Cayman Ltd. Moreover, the Bank conducts its capital markets and securities operations directly in the over-the-counter market and through its subsidiary, Francés Valores Sociedad de Bolsa S.A., on the Buenos Aires Stock Exchange. The Bank has a 13.2% market share in the mutual fund portfolio management industry in Argentina. Among other subsidiaries engaged in a range of financial businesses, it is important to mention Consolidar AFJP S.A., a pension fund administrator, which as of December 31, 2001 managed $4.2 billion in pension fund holdings with a 20.2% market share in collections in Argentina. Banco Francés currently has a 53.89% equity interest in Consolidar AFJP S.A., with the remaining interest held by BBVA.

Since December 1996, the Bank is part of the Banco Bilbao Vizcaya Argentaria Group, a leading Spanish financial group with a strong presence in Latin America. In 1997 Banco Francés followed Argentina's economic expansion through the acquisition of Banco de Crédito Argentino and later, through an organic expansion plan that implied the opening of 100 branches during 1998. Banco Francés' main projects at that moment strengthened:

- An optimum distribution network
- Complete product base to its broad customer base
- Cost control and rationalization plans
- Increasing efficiency through the use of technology and standardized products

Fiscal year 1999 was the beginning of a recessionary period in Argentina that brought a change in Banco Frances' strategy. The Bank focused in improving efficiency and productivity, enhancing credit risk control, changes in the model of management and restructuring the sales distribution channels towards segmentation and specialization. As part of its market segmentation strategy, the Bank dedicated individual management teams, distribution networks, differentiated products and marketing strategies for each of the corporate, middle market, personal banking, private banking, and individual banking sectors. Sophisticated information technology was employed in order to achieve sustained growth while monitoring existing risks to that growth. During fiscal year 2001, amid a deepened recessionary environment, BBVA Banco Francés reinforced its strategy with emphasis on cost reduction, efficiency and asset quality. Furthermore, the solid performance of Banco Francés during fiscal year 2001 allowed the Bank to make extraordinary provisions as a cushion to face the present crisis.

Recent developments

We attach below the note 1 to the Financial Statements, which explains the Macroeconomic situation of the financial system and Banco Francés' specific situation related to the last measures taken by the National Government

1.1. Macroeconomic situation of the financial system

Argentina's economic and financial situation has steadily worsened over the last few months, as primarily reflected since June 30, 2001, on the increase in the sovereign risk, a decrease in reserves, a continued fiscal imbalance, a decrease in total deposits with the financial system, a deeply recessive context, significant declines in consumption and investment, lower real cash flows, difficulties to settle short-term liabilities, and a deteriorated chain of payment.

On November 1, 2001, the Federal Government announced a new economic plan the main measures of which are related to a comprehensive restructuring of the public debt at lower interest rates, the implementation of a program to reactivate the economy and of other fiscal measures, and the continuance of the "Convertibility Law" (the currency board that pegged the Argentine peso at parity with the US dollar) and fiscal balance.

As of November 30, 2001, although the domestic tranche of the public debt restructuring established in Presidential Decree No. 1387/2001 succeeded, a new crisis triggered as a result of the withdrawal of deposits with the financial system, and this led the Federal Government to the creation of Decree No. 1570/2001 aimed at imposing severe curbs on cash withdrawals from banks, controlling the transfer of funds abroad, and reaching a more dollarized economy.

After the year-end, the deteriorated economic and financial situation started to have institutional reach: several successive changes in the country's authorities at Executive Power level which ended with the election by Federal Congress of a new President to complete the constitutional term through December 10, 2003, over which the suspension of domestic and external debt payments was declared.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

a) switch into Argentine pesos of certain US dollar-denominated debts towards the financial sector outstanding as of December 31, 2001, at the ARS 1-to-USD 1 exchange rate;

b) switch into Argentine pesos of all private agreements denominated in US dollars or containing indexation clauses over a term of 180 days at the ARS 1-to-USD 1 exchange rate;

c) switch into Argentine pesos of utility rates which were formerly agreed upon in US dollars at the ARS 1-to-USD 1 exchange rate, and subsequent renegotiation thereof on a case-by-case basis;

d) implementation of new withholding systems for oil & gas exports;

e) the Federal Executive may implement compensating measures intended to prevent imbalances in financial institutions as a result of the effect of the measures ordering the switch of certain loans into Argentine pesos.

Presidential Decree No. 71/2002 and Communiqué "A" 3425 of the Central Bank of Argentina (the BCRA) established an "official" exchange system, mainly for exports, certain imports, and bank debts, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate). Through Presidential Decree No. 260/2002 of February 8, 2002, the Executive Power set up a single freely floating exchange market on which all exchange transactions are to be settled as from the effective date of the Decree. Exchange transactions will be settled at the exchange rate freely agreed upon, subject to the requirements and regulations as may be issued by the Central Bank. To the release date of these financial statements, the selling exchange rate for the US dollar ranged from ARS 3 to ARS 3.10.

Subsequently, through Presidential Decrees Nos. 214/2002 and 410/2002 of February 3 and March 1, 2002, respectively, the Federal Executive ordered the following, among other things:

a) Switch into Argentine pesos of all the obligations to pay amounts for any cause or of any origin denominated in US dollars, or any other foreign currency, existing upon the enactment of Law No. 25,561, except primarily for the financing associated with foreign trade granted by financial institutions and the public and private sectors' obligations to pay amounts in foreign currency to which foreign law is applicable;

b) Switch into Argentine pesos of deposits denominated in US dollars or other foreign currency existing in the banking system at the rate of ARS 1.40 to USD 1, or its equivalent in any other foreign currency;

c) Switch into Argentine pesos of all debts denominated in US dollars or other foreign currency and payable to the banking system, whichever their amount or nature, at the rate of ARS 1 to USD 1, or its equivalent amount in any other foreign currency;

d) Switch into Argentine pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, denominated in US dollars or any other foreign currency, unrelated to the banking system, whichever their amount or nature, at the rate of ARS 1 to USD 1, or its equivalent amount in any other foreign currency;

e) Adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a "Benchmark Stabilization Coefficient", which will be published by the Central Bank. In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above will be applied as from the issuance of Decree No. 214/2002. The obligations of any nature or origin to be generated after Law No. 25,561 has been enacted may not include, or become subject to, any adjustment provision.;

f) Issue of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system mentioned in (b) and (c) above.

1.2. The Bank's specific situation

I. As stated in note 3.3 (a), assets and liabilities in foreign currency as of December 31, 2001, were valued at the ARS 1-to-USD 1 exchange rate according to the provisions of Resolution MD No. 1/2002 of the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires), Communiqué "A" 3439 and "A" 3574 of the Central Bank, Resolution No. 392 of the CNV (Argentine Securities Commission), and General Resolution No. 2/2002 of the IGJ (Argentine regulatory agency of corporations).

As provided in Law No. 25,561 and Sections 2, 3, and 6 of Presidential Decree No. 214/2002 and pursuant to the amending and supplementary rules mentioned above, a significant portion of such assets and liabilities in foreign currency were switched into Argentine pesos. The procedure to be set up by the Central Bank to compensate for the negative equity effects stemming from the switch into Argentine pesos (at different exchange rates) of loans and obligations denominated in foreign currency and to cover the negative difference in the net position of assets and liabilities denominated in foreign currency resulting from their switch into Argentine pesos, will be conducted following the criteria presented below:

a) The balance sheet as of December 31, 2001, will be used as a reference.

b) The shareholders' equity resulting from the balance sheet indicated in (a) above will be adjusted by applying the exchange rate of ARS 1.40 to USD 1 or its equivalent in any other foreign currency to the net position in foreign currency.

c) The amount to be compensated for will stem from the positive difference between the adjusted shareholders' equity determined as provided in (b) above and the equity resulting from having switched into Argentine pesos, at the different applicable exchange rates, the Bank's assets and liabilities disclosed in its December 31, 2001, balance sheet.

d) The compensation for the Bank, assessed in Argentine pesos, will be paid by the delivery of Argentine Government Compensatory Bonds denominated in Argentine pesos (BCP). To the extent of the amount of the negative net position in foreign currency arising from the switch into Argentine pesos of the assets and liabilities disclosed in the December 31, 2001, balance sheet, the Bank is entitled to request the exchange of the BCP received in compensation or purchased from third parties for Argentine Government Compensatory Bonds in US dollars (BCD) at the rate of ARS 1.40 to USD 1, both at face value, under such conditions and through such mechanisms as the Central Bank may instate. BCP -issued on December 31, 2001, and maturing on February 3, 2007- will be tradable on stock and other markets. Such bonds will be repaid in pesos in sixteen equal and successive quarterly installments -the first falling due on May 3, 2003-, adjustable by the benchmark stabilization coefficient, and will accrue interest at a 3% rate p.a. on adjusted balances, to be paid in pesos on a quarterly basis. BCD -issued on December 31, 2001, and maturing on February 3, 2012-will be tradable on stock and other markets. Such bonds will be repaid in US dollars in eight equal and successive yearly installments -the first falling due on February 3, 2005-, and will accrue interest at a 180-day LIBOR per annum on balances, to be paid in US dollars on a semiannual basis.

The net position in foreign currency as of December 31, 2001, is USD 247,931 thousand, composed of assets for USD 6,350,685 thousand (net of allowances for USD 375,030 thousand), and liabilities for USD 6,102,754 thousand.

Considering the abovementioned regulations, it is estimated that the net impact of the devaluation and the conversion into pesos of assets and liabilities in foreign currency will not be materially adverse for the Bank's financial position. However, to date, the regulations from the Central Bank of Argentina, which should establish the methodology, calculation, and the specific treatment for balances in foreign currency to be converted into pesos, have not yet been issued. Once the Central bank of Argentina establishes all criteria with respect to valuating assets and liabilities in foreign currency, the Proforma Balance Sheet, which will include the effects of the above regulations, will be issued and published. On the other hand, to the issuance date of these financial statements, the Bank had not followed the monthly accounting reporting system for January, February and March 2002, as the Central Bank of Argentina extended the related filing due dates.

II. As stated in point 1.1, the Federal Executive, through Decree No. 1570/2001, established a severe restriction on withdrawing cash from banks. Afterwards, as provided by Decree No. 71/2002, the Ministry of Economy issued Resolution No. 6/2002, dated January 9, 2002, as amended by Decree No. 214/2002, establishing a rescheduled due dates schedule for deposits existing in the banking system under the system of Decree No. 1570/2001. Through Communiqué "A" 3426 and "A" 3467, dated January 10, and February 8, 2002, respectively, the Central Bank of Argentina established the dates for the deposit return schedule, implemented as follows:

– Peso-denominated deposits (term deposits)

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 0.4 to ARS 10	4	As from March 2002
From ARS 10 to ARS 30	12	As from August 2002
Above ARS 30	24	As from December 2002

Rescheduled deposits, originally agreed upon in pesos, will accrue interest at a nominal rate of 7% p.a. on balances, which will be paid on a monthly basis as from February 2002. The principal installments of such deposits will be equal and successive.

– Deposits denominated in foreign currency, converted into pesos at the ARS 1.40 = USD 1 exchange rate (deposits in checking account exceeding USD 10,000, deposits in savings account exceeding USD 3,000, and term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 1.2 to ARS 7	12	As from January 2003
From ARS 7 to ARS 14	12	As from March 2003
From ARS 14 to ARS 42	18	As from June 2003
Above ARS 42	24	As from September 2003

Rescheduled deposits, originally agreed upon in foreign currency, will accrue interest at a nominal rate of 2% p.a. on balances, which will be paid on a monthly basis as from February 2002. The principal installments of such deposits will be equal and successive.

Subsequently, on March 12, 2002, the Federal Executive, through Decree No. 494/2002, provided that the holders of deposits originally denominated in pesos, or originally denominated in foreign currency and then converted into pesos under Decree No. 214/2002, may fully or partially replace their deposits, for any amounts, by Federal Government Bonds in pesos at a 3% rate -2007-; on the other hand, the holders of deposits originally denominated in foreign currency and converted into pesos under Decree No 214/2002 may fully or partially replace their deposits by Federal Government Bonds in US dollars at a 2% rate -2012– or by Federal Government Bonds capitalizable in Us dollars at the LIBOR plus 1% -2012-.

III. The negative consequences of the situations described above for the financial system as a whole relate to the significant lack of liquidity, the impact caused by the Argentine peso devaluation and the switch into Argentine pesos, and their ensuing effect on the recoverability of loans granted to the public and private sectors, the loss of profitability, and maturity gaps and unbalanced foreign currency positions.

Furthermore, as a result of the measures adopted by the Federal Executive, certain depositors filed precautionary measures with the courts, especially actions for protection of rights, in order for their deposits to be returned in cash and in the original currency, for amounts exceeding those established by current regulations. Therefore, the Argentine Public and Private Banks Association and the Argentine Banks Association filed a petition before the Supreme Court of Justice challenging the precautionary measures and requesting the appropriateness and admissibility of the per saltum recourse, so that the Supreme Court issue an opinion on this subject and annul the above measures. To the issuance date of these financial statements, the Court had not yet issued an opinion on this subject.

To date, the amount involved in actions for protection of rights filed which were notified to the Bank was about USD144 million.

The Bank's Management is continuously evaluating the extent of the impact that such economic measures may have on the Bank's financial and cash position and the position of its affiliates.

In order to meet its obligations with depositors, the Bank asked the Central Bank for an overdraft to its reserve account pursuant to the Central Bank's Charter. As security for this assistance, the Bank pledged in favor of the Central Bank and as a primary and priority lien over other security interests, the portion of credit rights belonging to the Bank under the Secured Loan Agreement subscribed December 7, 2001, under the terms of Presidential Decree No. 1387/2001, as supplemented and amended, (see Note 1). To the release date of the accompanying financial statements, these aids have been 610,000. Additionally, the company received the assistance of the Parent for USD 75,000 thousand.

These financial statements were prepared following the going concern assumption, with the understanding that the overall financial system restructuring, and the particular plans and actions to be implemented by the Bank will allow it to carry on with its operations and maintain the liquidity and credit worthiness indicators required by the Central Bank of Argentina. Therefore, they do not include any adjustments related to the recoverability of the assets amounts booked or to the adequacy of the liabilities amounts that may be needed should the situation described not have a favorable solution.

Conference call

A conference call to discuss this fourth quarter earnings will be held on Friday, May 3, at 2:30 P.M. New York time – 3:30 P.M. Buenos Aires time. If you are interested in participating please dial (719) 457 2633 at least 5 minutes prior to our conference. Confirmation code: 197795. If you are interested in receiving the tape on this conference call, please call to (719) 457 2840.

Internet: This press release is also available in http://www.bancofrances.com.ar

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS :	12/31/01	09/30/01	06/30/01	12/31/00
Cash and due from banks	838,052	1,282,419	1,586,401	532,175
Government Securities	616,190	2,876,613	2,528,995	1,037,221
- Investment account	4,226	2,414,501	2,000,214	758,468
- Trading account	281,589	121,909	238,432	173,971
- Reverse repurchase agreements w/Central Bank	-	-	-	-
- Unlisted	322,103	327,770	278,739	87,935
- Private Securities	8,272	12,433	11,610	16,847
Loans	6,873,361	4,940,411	5,297,708	6,497,508
- Advances and Promissory notes	924,153	948,339	1,059,133	971,238
- Notes discounted and purchased	360,979	354,214	457,815	452,576
- Secured with mortgages	756,743	787,956	796,520	765,937
- Secured with chattel mortgages	30,394	27,531	30,481	41,183
- Personal loans	385,292	411,361	452,252	477,081
- Credit cards	245,299	236,791	255,518	277,595
- Loans fo financial sector	389,021	407,010	286,046	324,350
- Loans fo public sector	3,426,425	1,034,743	1,034,665	1,991,654
- Other	834,772	882,380	1,081,753	1,307,751
Less: Unaccrued interest	(21,270)	(20,120)	(12,616)	(8,129)
Plus: Accrued interest and exchange differences receivable	124,482	94,299	65,061	100,890
Less: Allowance for loan losses	(582,929)	(224,093)	(208,920)	(204,618)
Other banking receivables	510,718	982,437	1,423,655	3,902,113
Investments in other companies	133,050	136,612	142,925	129,891
Intangible assets	127,528	134,124	141,443	143,388
Other assets	500,049	387,398	454,188	438,690
Total assets	**9,598,948**	**10,740,014**	**11,575,315**	**12,680,986**

LIABILITIES:	12/31/01	09/30/01	06/30/01	12/31/00
Deposits	6,973,375	7,648,135	8,150,756	8,046,222
- Demand deposits	1,392,457	913,152	580,201	526,864
- Saving accounts	2,163,602	1,087,085	1,737,396	1,755,147
- Time deposits	3,122,489	5,576,261	5,759,109	5,661,940
- Investment accounts	-	-	-	4,204
- Other deposits	294,827	71,637	74,050	98,067
Other banking Liabilities	1,191,327	1,559,615	1,943,294	3,192,761
Subordinated debt	170,244	175,704	178,173	177,869
Other liabilities	256,796	228,784	201,013	195,319
Minority interest	65,443	57,002	56,563	58,248
Total liabilities	**8,657,185**	**9,669,240**	**10,529,799**	**11,670,419**
Total stockholders´equity	**941,763**	**1,070,774**	**1,045,516**	**1,010,567**
Total liabilities and stockholders' equity	**9,598,948**	**10,740,014**	**11,575,315**	**12,680,986**

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENTS	12/31/01	09/30/01	06/30/01	12/31/00
Financial income	309,477	349,034	323,401	298,368
- Interest on Cash and Due from Banks	4,008	7,671	7,196	6,128
- Interest on Loans Granted to the Financial Sector	2,052	1,909	1,746	6,627
- Interest on Overdraft	23,447	23,026	18,773	18,510
- Interest on Collateralized Loans	27,162	26,317	25,158	23,389
- Interest on Credit Card Loans	9,834	11,874	12,654	13,956
- Interest on Other Loans	139,191	152,099	164,951	159,560
- Income from securities and short term investments	49,818	99,399	62,679	49,505
Investment account	33,141	85,614	44,909	38,076
Atuel Trustee	1,272	2,048	2,767	3,964
Trading account	15,405	11,737	15,003	7,465
- Interest on Government guaranteed loans Decreet1387/01	26,992	-	-	-
- From Other Banking receivables	1,468	1,102	7,645	11,301
- Other	25,505	25,637	22,599	9,392
Financial expenses	(171,434)	(177,172)	(147,923)	(146,279)
- Interest on Current Account Deposits	(9,267)	(5,866)	(657)	(446)
- Interest on Saving Account Deposits	(2,877)	(4,701)	(5,378)	(9,037)
- Interest on Time Deposits	(129,526)	(129,849)	(106,513)	(102,907)
- Interest on Other Banking Liabilities	(12,288)	(14,417)	(15,124)	(19,549)
-Contributions to the deposit guarantee fund	(3,802)	(3,140)	(3,283)	(3,046)
- Mandatory contributions and taxes on interest income	(4,398)	(4,869)	(5,696)	(5,559)
- Other	(9,276)	(14,330)	(11,272)	(5,735)
Net financial income	138,043	171,862	175,478	152,089
Provision for loan losses	(389,596)	(48,760)	(43,323)	(30,251)
Income from services, net of other operating expenses	68,534	58,468	71,302	62,674
Administrative expenses	(131,229)	(127,212)	(126,189)	(128,023)
- Personnel expenses	(73,259)	(70,882)	(68,602)	(71,392)
- Directors and Syndics' Fees	(275)	(196)	(942)	(102)
- Other Fees	(2,300)	(3,181)	(2,729)	(2,033)
- Advertising and Publicity	(5,769)	(4,808)	(4,673)	(4,769)
- Taxes other than income tax	(4,825)	(4,687)	(5,743)	(3,766)
- Other Operating Expenses	(35,334)	(34,412)	(33,800)	(35,950)
- Other	(9,467)	(9,046)	(9,700)	(10,011)
Income (loss) from equity investments	22,841	5,518	7,271	4,867
Net Other income	128,347	(30,201)	(908)	3,903
Income (loss) from minority interest	(2,683)	(359)	(1,698)	(973)
Income before tax	(165,743)	29,316	81,933	64,286
Income tax	41,020	(4,183)	(25,921)	(23,696)
Net income	**(124,723)**	**25,133**	**56,012**	**40,590**

Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSET QUALITY	**12/31/01**	**09/30/01**	**06/30/01**	**12/31/00**
Nonaccrual loans	304,706	263,427	254,032	265,628
W/preferred & liquid guarantees	84,825	73,790	76,493	76,457
Unsecured	219,881	189,637	177,539	189,171
Allowance for loan losses	(582,929)	(224,093)	(208,920)	(204,618)
Allowance for loan losses / total loans	7.82%	4.34%	3.79%	3.05%
Allowance for loan losses / nonaccrual loans	191.31%	85.07%	82.24%	77.03%
Nonaccrual loans / total loans	4.09%	5.10%	4.61%	3.96%

CAPITALIZATION	**12/31/01**	**09/30/01**	**06/30/01**	**12/31/00**
Allocated to assets at risk	605,037	586,830	605,038	618,248
Allocated to inmobilized assets	69,018	66,955	69,018	71,219
Market Risk	867	8,212	6,401	3,303
Rate risk	27,150	34,672	25,385	19,141
Public sector and securities in investment account	106,472	107,073	106,471	74,707
Central Bank minimum equity required	808,544	803,742	812,313	786,618
Bank equity calculated under Central Bank requirements	1,020,052	1,149,132	1,109,192	1,094,547
Core Capital	927,648	931,935	931,811	843,813
Minority interest	142,736	139,570	144,862	129,315
Supplemental capital	135,824	266,710	229,367	321,057
Deductions	(186,156)	(189,083)	(196,848)	(199,638)
Excess over required equity	211,508	345,390	296,879	307,929
Shareholders' capital as a % of total assets	9.81%	9.97%	9.03%	7.97%
Total liabilities as a multiple of total shareholders' equity	9.2x	9.0x	10.1x	11.5x

LIQUIDITY	**12/31/01**	**09/30/01**	**06/30/01**	**12/31/00**
Liquid assets as a % of total deposits (1)	20.85%	54.38%	50.49%	35.03%
Loans as a % of total assets	71.61%	46.00%	45.77%	51.24%

(1) "Liquid assets" include "Cash & due from banks", "Government and Private Securities" and "Other banking receivables -BCRA- certificate of deposits".

Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	12/31/01	09/30/01	06/30/01	12/31/00
Cash and due from banks	863,924	1,284,363	1,588,875	532,396
Government Securities	685,373	3,441,964	3,072,652	1,479,381
Loans	7,329,843	4,988,355	5,385,397	6,595,859
Other banking receivables	514,027	986,892	1,435,511	3,904,878
Investments in other companies	22,687	27,681	28,308	26,959
Other assets	760,860	111,506	701,028	680,995
TOTAL ASSETS	10,176,714	10,840,761	12,211,771	13,220,468

LIABILITIES	12/31/01	09/30/01	06/30/01	12/31/00
Deposits	6,887,427	7,595,917	8,140,562	8,013,324
Other banking liabilities	1,194,087	1,563,617	1,954,039	3,196,000
Other liabilities	1,010,697	139,570	144,862	863,789
Minority interest	142,740	997,685	926,792	136,788
TOTAL LIABILITIES	9,234,951	10,296,789	11,166,255	12,209,901
TOTAL STOCKHOLDERS'EQUITY	941,763	1,070,774	1,045,516	1,010,567
STOCKHOLDERS'EQUITY + LIABILITIES	10,176,714	11,367,563	12,211,771	13,220,468

NET INCOME	12/31/01	09/30/01	06/30/01	12/31/00
Net Financial Income	151,648	187,902	201,160	165,063
Provision for loan losses	(389,596)	(48,760)	(43,323)	(30,251)
Net Income from Services	112,260	116,838	124,533	115,857
Administrative expenses	(162,728)	(158,838)	(153,677)	(161,456)
Net Other Income	134,548	(59,572)	(32,302)	(17,341)
Income (loss) from minority interest	(17,463)	(4,773)	(7,477)	(4,339)
Income before tax	(171,331)	32,797	88,914	67,533
Income tax	46,608	(7,664)	(32,902)	(26,943)
Net income	(124,723)	25,133	56,012	40,590

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 7, 2002

BBVA BANCO FRANCÉS S.A.

By:____________________
Name: María Elena Siburu de López Oliva
Title: Investor Relations Manager